09055961

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR - 2 2009
Washington, DC
110

SEC FILE NUMBER
8-53035

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOCK USA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Route 6
(No. and Street)

CARMEL | N.Y. | 10512
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOMINICK DELDUCA (845) 225-5132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EGO, CHARLES, IJE CPA
(Name – *if individual, state last, first, middle name*)

2500 Dunrobin DR | Mitchellville | MD | 20721
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Del Duca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock USA Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL T. BARDELLI
Notary Public, State of New York
No. 01BA6052571
Qualified in Putnam County
Commission Expires December 26, 2010

Signature

COO/CFO
Title

Notary Public 2/23/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT
OF
STOCK USA INVESTMENTS, INC.

FISCAL YEAR ENDED
DECEMBER 31, 2008

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
(INDEPENDENT AUDITOR'S REPORT THEREON)

CHARLES EGO
CERTIFIED PUBLIC ACCOUNTANT

STOCK USA INVESTMENTS, INC.
DECEMBER 31, 2008

Table of Contents

Page

CHARLES EGO

Certified
Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Stock USA Investments, Inc.
Carmel, NY

We have audited the accompanying balance sheet of Stock USA Investments, Inc. (Stock USA) as of December 31, 2008 and 2007, and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of Stock USA's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of Stock USA's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Stock USA as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

2500 Dunrobin Drive, Mitchellville, MD. 20721 ● Phone: (301) 529-6559 ● Fax: (301) 925-8306

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules A, B, and C listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 and the regulations under the CEAct. These schedules are the responsibility of the Stock USA's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Charles Ego, CPA

Mitchellville, MD
February 25, 2009

STOCK USA INVESTMENTS, INC.
Balance Sheet
December 31, 2008
(With Comparative Totals for Fiscal Year 2007)

	2008	2007
Assets:		
Cash (Note 3)	$ 868,061	$ 342,366
Commission Receivable	191,069	159,786
Prepaid Expense	6,152	269,686
Securities Inventory Owned, at market value	292,682	-
Clearing Deposit (Note 4)	145,000	75,000
Furniture & Equipment, net (Note 5)	33,626	9,161
Total Assets	$ 1,536,590	$ 855,999
Liabilities & Stockholders' Equity:		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 223,022	$ 245,597
Total Liabilities	223,022	245,597
Stockholders' Equity		
Common Stock	200	200
Paid-in Capital	45,347	45,347
Retained Earnings	1,268,021	564,855
Total Stockholders' Equity	1,313,568	610,402
Total Liabilities & Stockholders' Equity	$ 1,536,590	$ 855,999

The accompanying notes are an integral part of these financial statements

STOCK USA INVESTMENTS, INC.
Income Statement
For the Year Ended December 31, 2008
(With Comparative Totals for Fiscal Year 2007)

	2008	2007
REVENUES:		
Commissions revenue	$ 3,042,250	$ 2,217,354
ECN rebate	489,633	640,878
Other income	183,769	244,876
Total Revenues	3,715,652	3,103,108
EXPENSES:		
Clearance and execution fees	787,872	896,697
Compensation and benefits	1,320,374	713,410
Communication	141,032	421,743
Promotional and advertising	284,009	227,982
Occupancy and equipment rental	145,389	93,616
Office supplies expenses	31,930	26,015
Regulatory and registration fees	42,261	4,048
Professional fees	14,073	11,327
Travel and entertainment	34,002	56,232
Insurance	18,986	22,754
Depreciation expense	4,780	4,780
Other expense	69,943	52,055
Total Expenses	2,894,651	2,530,659
Income before provision of taxes	821,001	572,449
Provision of taxes	-	-
Net Income/(Loss)	$ 821,001	$ 572,449

The accompanying notes are an integral part of these financial statements

STOCK USA INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2008
(With Comparative Totals for Fiscal Year 2007)

	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 821,001	$ 572,449
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation	4,780	4,780
(Increase)/decrease in commission receivable	(31,283)	91,899
(Increase)/decrease in clearing deposits	(70,000)	-
(Increase)/decrease in prepaid expense	263,534	(269,686)
(Increase)/decrease in securities inventory owned	(292,682)	-
Increase/(decrease) in accounts payable & accrued expenses	(27,355)	65,834
Net Cash Provided by (Used in) Operating Activities	667,995	465,276
CASH FLOW FROM INVESTING ACTIVITIES		
Net acquisition of assets	(24,465)	(5,307)
Net Cash Used in Investing Activities	(24,465)	(5,307)
CASH FLOW FROM FINANCING ACTIVITIES		
Net proceeds from stockholders	(117,835)	(370,000)
Payment to bank for loan	-	-
Net Cash Provided by Financing Activities	(117,835)	(370,000)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENT	525,695	89,969
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	342,366	252,397
CASH AND CASH EQUIVALENT, END OF YEAR	$ 868,061	$ 342,366

The accompanying notes are an integral part of these financial statements

STOCK USA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007

1. Organization

Stock USA Investments, Inc. (the "Company") formerly Speedtrader.com, Inc. was incorporated in the state of New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker-dealer. The Company is a member of the National Association of Securities Dealers and registered with the Securities and Exchange Commission. The Company also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. The Company operates as an introducing broker and clears all securities transactions through its clearing broker, Pension Financial Services, Inc., on a fully-disclosed basis.

The Company does not hold funds or securities for, or owe any money or securities to customers, and does not carry accounts of, or for, customers. Clients send money directly to the clearing organizations for deposit into the Company's accounts. The Company collects commission fees for its services to its clients. The Company is currently registered to do business in many states.

2. Summary of Significant Accounting Policies

a. Basis of Accounting

The Company has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned rather than when cash is received, and expenses and purchases of assets are recognized when the obligation is incurred rather than when cash is disbursed. Proprietary securities transactions and commission revenues are recorded on a trade date basis

b. Cash and Cash Equivalents

For financial statement purposes, the Company considers demand deposits and money market funds to be cash and cash equivalents.

c. Equipment, Furniture & Fixtures and Related Depreciation

The Company capitalizes asset purchases and depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

d. Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company receives all of its revenue from fees charged for its brokerage services. The total cash balances at December 31 were as follows:

	2008	2007
Checking –Citibank	$ 447,109	$ 342,366
Interest earned on clearing deposit	7,080	-0-
Investments – SpeedTrader acct	413,872	-0-
Total	$ 868,061	$ 342,366

4. Clearing Deposit

The Company held a clearing deposit with Pension Financial Services, Inc. as requirement for the Company to do business with the clearing organization. At December 31, 2008 and 2007, the balance in this reserve account amounted to $145,000 and $75,000, respectively.

5. Fixed Assets and Accumulated Depreciation

At December 31, the balances of fixed assets and the related accumulated depreciation were as follows:

	2008	2007
Furniture and Fixtures	$ 20,843	$ 20,843
Leasehold improvements	16,037	-0-
Equipment	40,668	32,240
Total	77,548	53,083
Less: Accumulated depreciation	(43,922)	(43,922)
Net	$ 33,626	$ 9,161

6. **Brokerage Activities**

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2008 and 2007, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

7. **Income Taxes**

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders.

8. **Net Capital Requirements**

The Company is subject to the Net Capital requirements under 15c3-1 of the Securities and Exchange Commission and 1.17 of the Commodity Futures Trading Commission (CFTC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008 and 2007, the Company had net capital of approximately $1,227,437 and $326,012, respectively, which were in excess of its required minimum net capital at that date.

9. **Related Party Transactions**

The Company paid $129,389 and $93,616 for rent during 2008 and 2007, respectively, to companies affiliated with the shareholder.

10. Profit Sharing Plan

The Company maintains a profit sharing plan covering full time employees. Company contributions to the plan is made at the discretion of the shareholder, and are based upon such factors as employee compensation and net income, as defined in the plan. There were no employer contributions made to the plans for the year ended December 31, 2008 and 2007.

The Company also maintains an employee benefit plan that provides for salary deferrals under Section 401(k) of the Internal Revenue Code. The Company has not elected to make matching contributions.

STOCK USA INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

Schedule A

1. Changes in Stockholders' Equity:

Balance, Beginning of period	$	610,402
Net income/ (loss)		821,001
Additions (includes non-conforming capital of $0)		-
Deductions (includes non-conforming capital of $0)		(117,835)
Balance, end of period	$	1,313,568

The accompanying notes are an integral part of these financial statements

STOCK USA INVESTMENTS, INC.
Computation of Net Capital Under 15c3-1of the SEC and 1.17 of the CFTC
December 31, 2008

Schedule B

Account Name	Allowable Assets	Non-Allowable Assets	Aggregate Indebtedness	Other Liabilities	Capital Accounts
Cash (Note 3)	$ 868,061	$ -	$ -	$ -	$ -
Commission receivable	191,069				
Prepaid expense		6,152			
Securities inventory owned	292,682				
Clearing deposit	145,000				
Furniture & equipment, net (Note 5)		33,626			
Accounts payable & accrued exp.				(223,022)	
Other liabilities					
Common stock					200
Paid-in capital					45,347
Retained earnings					447,020
Net income					821,001
Totals	$ 1,496,812	$ 39,778	$ -	$ (223,022)	$ 1,313,568

2. NET CAPITAL COMPUTATION:

Total Assets	$ 1,536,590
Less: Total Liabilities	(223,022)
Net Worth	1,313,568
Less: Subordinated Loans (approved)	-
Adjusted Net Worth	1,313,568
Less: Non-Allowable Assets	(39,778)
Tentative Net Worth	1,273,790
Haircuts	-
Undue Concentration haircuts	(46,353)
Net Capital	1,227,437
Less: Minimum Required Net Capital per SEC rule 15c3-1 and 1.17 of the CFTC	(100,000)
Excess Net Capital	$ 1,127,437

3. Reconciliation of Differences:

No material differences exist between the computation of net capital above and the Stock USA's unaudited most recent Part II or Part IIA filings.

The accompanying notes are an integral part of these schedules

STOCK USA INVESTMENTS, INC.
Other Supplementary Data under the SEC and the CFTC
For the Year Ended December 31, 2008

Schedule C

4. A Compuation for Determination of the Reserve Requirements

Stock USA is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

5. A reconciliation, including appropriate explanations of the audited computation of 15c3-3 Reserve Requirements and the broker's or dealer's corresponding unaudited most recent Part II or Part IIA filing shall be filed with said report when material differences exist. If no material differences exist, a statement so indicating shall be filed.

Stock USA is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

6. Information Relating to the Possession or Control Requirements

Stock USA is a fully disclosed Broker Dealer and is exempt from this requirement.

7. A Statement of Changes in Liabilities Subordinated to Claims of General Creditors

There were no general creditors as of December 31, 2008

8. A report describing any material inadequacies found to exist

There were no material inadequacies found by auditors to exist (see Report on page 13).

9. A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

No such differences exist because Stock USA does not have subsidiaries that would require a consolidated financial condition for Stock USA.

The accompanying notes are an integral part of these schedules

CHARLES EGO

Certified
Public Accountant

Report on Internal Control Required by
CFTC Regulation 1.16 and SEC Rule 17a-5

To the Board of Directors and Stockholders
Stock USA Investments, Inc.

In planning and performing our audit of the financial statements of Stock USA Investments, Inc. (Stock USA), for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stock USA that we considered relevant to the following objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Stock USA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Stock USA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stock USA that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations thereunder, and the segregation of funds based upon such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

2500 Dunrobin Drive, Mitchellville, MD. 20721 ● Phone: (301) 529-6559 ● Fax: (301) 925-8306

The management of Stock USA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) and the Commodity Futures Trading Commission (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Stock USA has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of Stock USA's internal control would not necessarily disclose all matters in Stock USA's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving Stock USA's internal control and its operation, including controls for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFRC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that Stock USA's practices and procedures were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, CFRC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Charles Ego, CPA

Mitchellville, Maryland
February 25, 2009